Snipp Signs USD $515,000+, Two Year Loyalty Program Extension With a Multi-

Brand European Retailer

TORONTO, May 02, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a two-year contract extension worth over USD $515,000 from an existing European loyalty client. Snipp has been successfully running a gift-card and loyalty program on the SnippLoyalty platform for this client since 2014 and previously had received scope of work extensions to incorporate additional functional modules in 2015 and a program extension in 2016.

The client is one of Europe’s largest shoe retailers, with four different brands, over 3,500 employees, and more than 340 locations across 10 countries in Central and Eastern Europe. This contract covers the operation of real-time loyalty programs for two of these brands, as well as an international gift-card platform.

The implementation of the program on the SnippLoyalty platform for the client has been designed to support the multiple brand, currency, regulatory and language requirements specific to the customer and the region. The administration platform and the consumer-facing portals support 10 different languages to ensure that program administrators and participating members are able to interact with the program in their local languages. Further, the SnippLoyalty promotion and voucher engine can also handle the various financial restrictions specific to each country that the program is deployed in.

“We are pleased with the continued growth in the scope of our engagement with this retail client, a strong signal of the client’s confidence in our work, as they continue to expand their relationship with us. Over the last few years we have significantly widened the technology scope of SnippLoyalty to address the needs of our integrated point-of-sale clients. We are particularly proud of the successful implementation of this multi-brand, multi-currency and multi-country loyalty program for this client, because it showcases the flexibility and comprehensive coverage capable under our platform,” commented Atul Sabharwal, CEO and founder of Snipp. “We continue to develop the SnippLoyalty platform to offer our clients more sophisticated loyalty solutions to engage their customers and drive incremental sales. As we have demonstrated with this contract, our platform can seamlessly handle multi-country and language requirements, which should continue to resonate with international brands in geographies where marketing blurs across country borders.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION, PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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